April 12, 2019

Lisa Averbuch
Chief Executive Officer
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

       Re: Celexus, Inc
           Registration Statement on Form 10-12(G)
           Filed February 5, 2019
           Form 10-Q for the Quarter Ended December 31, 2018
           Filed April 3, 2019
           Form 8-K Filed February 25, 2019
           File No. 000-52069

Dear Ms. Averbuch:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12(G)

Business Overview, page 6

1. We note your response to our prior comment 2. Please correct the apparent typographical error stating that an investment in the company may be highly "illegal."
2. We note your response to our prior comment 3. As previously requested, please explain the phrase "an attractive win win proposal." Delete or revise the phrase "highly-seasoned and well-trained team of industry professionals," given that you have no employees.
3. As previously requested in prior comment 4, please delete or provide objective support for the claim that CBD oil can treat hundreds of medical issues.
 Lisa Averbuch
FirstName LastNameLisa Averbuch
Celexus, Inc
Comapany NameCelexus, Inc
April 12, 2019
April 2 2019 Page 2
Page 12,
FirstName LastName
4. With respect to your response to our previous comment 6, please revise to clarify how the company expects to be able to purchase quality hemp seeds, in light of the difficulty and cost involved. Explain the process and discuss the cost in greater detail.
5. Please revise to clarify the added phrase in response to prior comment 7, "and the predict spoiling while waiting for outside labs."
6. We note your response to our prior comment 8. Please file the agreement as an exhibit to the registration statement and provide fuller disclosure regarding the nature of this transaction. We note in particular that Bio Distribution is a related party.
Risk Factors, page 10

7. We note the additional disclosure in response to our prior comment 10. Please further revise to provide a clearer picture of how extensive the regulations are and how they will impact your business.
Management's Discussion and Analysis of Financial Condition, page 16

8. We note your responses to prior comments 14 and 15. Please provide more complete disclosure regarding your plan of operation as previously requested, particularly your expected need for additional funding in light of your statement on page 8 that the initial start-up costs for hemp cultivation can be "staggering."
Security Ownership of Certain Beneficial Owners and Management, page 18

9. We note your response to prior comment 16. Please revise to clarify specifically how many shares Lisa Averbuch has beneficial ownership of.
Directors and Executive Officers, page 19

10. Please revise the biographical disclosure regarding David Soto and Michael Cashion to eliminate general claims about their abilities and successes, and instead provide clear, objective disclosure regarding their business experience during the last five years, as outlined in Item 401(e) of Regulation S-K.
Notes to Financial Statements
Note 8. Subsequent Events, page F-12

11. We note your response to comment 22 regarding the acquisition of Bio-Distribution.
         Given the material nature of this transaction, please amend to provide the disclosures described in ASC 805-10-50. Please also amend to disclose the following:
           the related party nature of this material acquisition;
           number of shares issued to acquire Bio-Distribution;
           how you plan to account for the transaction (including common control considerations under ASC 805-50-25); and
 Lisa Averbuch
Celexus, Inc
April 12, 2019
Page 3
          how you determined the fair value of the acquired business.
Form 10-Q for the Quarter Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 5. Subsequent Events, page F-6

12. Please amend your Form 10-Q, as applicable, to address the above comments in your interim filing as well.

Form 8-K Filed February 25, 2019

Item 1.01 Entry into a Material Agreement, page 2

13. We note your responses to comments 2 and 19. As a shell company, you were required to provide Bio-Distribution's financial statements and related Article 11 pro forma information within four business days of the completion of the acquisition. Please refer to
      Item 9.01(c) of Form 8-K and amend your Form 8-K immediately to provide this information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at
(202) 551-3257
with any other questions.



                                                           Sincerely,
FirstName LastNameLisa Averbuch
                                                           Division of
Corporation Finance
Comapany NameCelexus, Inc
                                                           Office of
Telecommunications
April 12, 2019 Page 3
cc:       Elaine Dowling
FirstName LastName